Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

August 1, 2023

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Tidal Trust”)
Form N-14
File No. 333-272935

Dear Ms. Fettig:

This correspondence responds to accounting-related comments the Tidal Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on July 13, 2023, with respect to the Form N-14 regarding the proposed reorganization of the Grizzle Growth ETF (the “Target Fund”) a series of Listed Funds Trust (the “LFT Trust”) into the Grizzle Growth ETF (the “Acquiring Fund”), which is a newly created series of Tidal Trust II (“Tidal Trust”).

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the filing.

1.	Since the filing is not automatically effective, please note that an updated auditor consent will need to be included with subsequent filing if is made more than 30 days after the initial filing.

Response: The Tidal Trust acknowledges the requirement to include an updated auditor consent if the subsequent filing is more than 30 days after the initial filing.

2.	In the shareholder letter, please revise the phrase “will not result in any increase in shareholder fees or expenses . . .” to “is not expected to result in any increase in fees or expenses . . .”

Response: The Tidal Trust confirms that the phrase has been revised accordingly.

3.	In the answer to the Q&A regarding whether the Reorganization will affect the fees and expenses shareholders pay, please disclose that there are certain exceptions from the unitary management fee.

Response: The Tidal Trust confirms that the foregoing disclosure has been added.

4.	In the answer to the Q&A regarding who is paying for the Reorganization-related expenses, please:

a.	clarify that the Acquiring Fund will not pay any Reorganization-related expenses either;
b.	disclose that the managers will pay the costs whether or not the reorganization is consummated; and
c.	consider disclosing whether the managers will equally bear the Reorganization-related expenses.

Response: The Tidal Trust confirms that the Q&A has been revised to address all three of the matters noted above.

5.	In the Fees and Expenses section, please disclose the exceptions to the unitary management fees, and disclose whether there are any differences between the Target Fund’s and the Acquiring Fund’s exceptions.

Response: The Tidal Trust respectfully notes that the exceptions to each Fund’s unitary management fees are already disclosed under the heading “Information about the Reorganization – Investment Advisory Fees.” The Tidal Trust notes that a statement indicating that the exclusions are substantially similar has been added to that disclosure section.

6.	Add an additional footnote to the Annual Fund Operating Expenses for the Target Fund.

Response: The Tidal Trust confirms an additional footnote to the Annual Fund Operating Expenses table for the Target Fund has been added.

7.	Under “Board Considerations – Other Alternatives,” please disclose the other alternatives considered by the Board if not otherwise disclosed in this N-14.

Response: Among other factors, the Board considered that Grizzle contemplated that it might recommend the liquidation of the Target Fund if the Reorganization is either not a viable option or not successful.

8.	Under “Key Information About the Proposed Reorganization – The Plan,” please disclose whether there are any valuation differences between the registrants that would cause an adjustment on the merger date.

Response: There are no valuation differences between the registrants that would cause an adjustment on the merger date.

9.	Under “Key Information About the Proposed Reorganization - Federal Income Tax Consequences of the Reorganization,” Please disclose the dollar amount of the Target Fund’s capital loss carryforwards.

Response: Federal income tax law permits a regulated investment company to carry forward indefinitely its net capital losses. As of July 31, 2022 the Target Fund had capital loss carry forwards of $71,117. The amount of the Target Fund’s capital loss carryovers as of the date of the Reorganization may differ substantially from this amount. The Acquiring Fund’s ability to use the capital loss carryovers of the Target Fund, if any, to offset gains of the Acquiring Fund, if any, in a given tax year after the Reorganization may be limited by loss limitation rules under Federal tax law and depends on various other factors, including the future realization of capital gains or losses.

10.	In the SAI, as pro-forma financial statements are no longer required, please remove the following sentence: “Pro forma financial statements are not presented as the Target Fund is being combined with the Acquiring Fund, a newly-created series of Tidal Trust, which does not have any assets or liabilities.” However, supplemental financial information is now required by Regulation S-X 6-11(d). Please add a heading for “Supplemental Financial Information.” In addition, please add a cross-reference to the fee table in N-14 (as required by Reg S-X).

Response: The Tidal Trust confirms that the aforementioned “pro-forma” sentence has been deleted, and that a cross-reference to the fee table in the N-14 has been added.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Toroso Investments, LLC